SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2021

Commission File Number: 001-37710

HUTCHMED (CHINA) LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report, including Exhibit 16.1 to this current report on Form 6-K, is deemed to be incorporated by reference into the registration statement on Form F-3 of HUTCHMED (China) Limited (File No. 333-237574) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CHANGE IN REGISTRANT’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On June 15, 2021, we engaged PricewaterhouseCoopers Zhong Tian LLP (“PwC Zhong Tian”) as our independent registered public accounting firm, and dismissed PricewaterhouseCoopers (“PwC”). The change of our independent registered public accounting firm had been approved by the audit committee of our board of directors.

The reports of PwC on our consolidated financial statements for the fiscal years ended December 31, 2019 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through June 15, 2021, there have been no (i) disagreements between us and PwC on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided PwC with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of PwC’s letter dated June 21, 2021 is attached as Exhibit 16.1 to this Form 6-K.

During each of the fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through June 15, 2021, neither we nor anyone on behalf of us has consulted with PwC Zhong Tian regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PwC Zhong Tian concluded was an important factor considered by us in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from PricewaterhouseCoopers to the Securities and Exchange Commission, dated June 21, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHMED (CHINA) LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: June 21, 2021

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